April 21, 2006

Mail Stop 4561

By U.S. Mail and Facsimile (404) 572-6999

Mark A. Stevens
President and Chief Executive Officer
Atlantic Southern Financial Group, Inc.
4077 Forsyth Road
Macon, Georgia 31210

Re: Atlantic Southern Financial Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 14, 2006
File No. 333-131155
Form 10-K for Fiscal Year Ended
December 31, 2005
Filed March 27, 2006
File No. 0-51112

Dear Mr. Stevens:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Developments, page 3

1.   When you file your next amendment, in addition to considering the updating requirements of Rule 3-12(g) of Regulation S-X, please consider updating this section with summary information, based on your Call Reports, of the major changes in financial condition, results of operations, earnings per share and financial ratios for the most recent

interim period subsequent to the date of the financial statements included in the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Asset Quality, page 38

2. We refer to your responses to Comment 4 and Comment 5.d. We also refer to the revised disclosure in this section and the "Provision for Loan Losses" section on page 33 that states the additions to the allowance for loan losses are primarily based on maintaining a ratio of the allowance for loan losses to total loans in the range of 1% to 1.25%. In this regard, please tell us and revise the disclosure throughout the filing to explain the authoritative accounting literature that supports your use of this mathematical formula to determine the allowance for loan losses. Tell us and state in this section why you consider this methodology is consistent with the following disclosure and accounting literature:

    a. The revised description on page 40 of how you determined the allowance for loan losses based on risk assessment methodologies for large individual loans and homogenous groups of loans according to SFAS 5, as amended by SFAS 114.

    b. The requirements of paragraph 9.06 of the AICPA Auditing and Accounting Guide for Depository and Lending Institutions that states methods that rely solely on mathematical calculations, such as those using a percentage of total loans based on historical experience generally fail to include the essential elements for determining the adequacy of the allowance for loan losses.

Exhibits

3. We note that the Exhibit 5 legality opinion has not yet been filed.

Form 10-K for the period ended December 31, 2005

Change and Disagreements with Accountants on Accounting and Financial Disclosure, page 73

4. We refer to your response to comment 12. As requested previously, in addition to the incorporation by reference of the Form 8-K filed on March 15, 2006, please include in this section a brief description of the dismissal of your current independent auditors on March 9, 2006 and the engagement of your new auditors on that date

*   *   *

Closing Comments

M. Todd Wade
Atlantic Southern Financial Group, Inc.
April 21, 2006
 Page 3

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Edwin Adames, Staff Accountant, at (202) 551-3447 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3493 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: M. Todd Wade, Esq.
        Beth Lanier, Esq.
        Powell Goldstein LLP
        One Atlantic Center, Fourteenth Floor
        1201 West Peachtree Street, NW
        Atlanta, Georgia.